Exhibit 99.19

CONSENT OF P. CHABOT

The undersigned hereby consents to the use of their report(s), "Technical Report on the Essakane Gold Mine Carbon-in-Leach and Heap Leach Feasibility Study, Sahel Region, Burkina Faso, dated January 31, 2020" with an effective date of November 6, 2019, and "Westwood Mine, NI 43-101 Technical Report with an effective date of April 30, 2020 and dated July 15, 2020", and "Technical Report on the Cote Gold Project, Ontario, Canada" with an effective date of June 30, 2022 and dated August 12, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022 (ii) the Registration Statement on Form F-10 (File No. 333-267237) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ "Philippe Chabot"
_________________________
By: Philippe Chabot, ing.
Vice-President, Mine
Sayona

Dated: March 27, 2023